UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 7th DECEMBER 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



7th DECEMBER 2006

                           Allied Irish Banks, p.l.c.

                                 Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its year end close period. Please note that all trends in this update are in constant currency terms.

Throughout 2006 we have experienced very positive trading conditions in all our key markets. The focus of our people combined with buoyant customer demand for our products and services has been central to performance. Across our franchises this combination is driving significant, high quality growth in operating profit at good rates of return on capital. The operating performance is being complemented by exceptionally good asset quality. The increase in contribution that we anticipate from M&T this year reflects its quality and resilience in challenging market conditions for US regional banks.

We continue to target growth of over 20% in 2006 earnings per share*. This is in line with previous guidance given at our interim results presentation and is relative to a 2005 base figure of 145.9c.

The achievement of at least a 3% positive gap between the rates of income and cost growth is a core objective. We expect to exceed that objective this year in all our operating divisions. The investments we are making in operations and technology will heavily influence our capability to sustain productivity gains in future years. We are encouraged by the early outcome of these investments - notably in improved operations, an enhanced risk and control framework and in assisting our preparations to meet the imminent regulatory requirements of Sarbanes Oxley and Basel II.

Our capability to take advantage of the plentiful supply of business opportunities is underpinned by solid capital and funding positions. These positions are supported by the returns we are achieving on high quality business development and by a range of available capital and fund raising options.

* Excludes profit on property sales and leaseback transactions, business disposals and hedge volatility under IFRS


REPUBLIC OF IRELAND DIVISION

Our domestic franchise continues to outperform and extend its leading market position. Revisions and improvements to a range of products and services have proven popular with new and existing customers. In a strong and resilient economy in which GDP is likely to increase by around 6% this year, growth in loan and deposit volumes is expected to be close to 30% and 20% respectively. We continue to gain market share in deposits as well as in business and personal lending. In mortgages, while retaining our relatively conservative risk criteria, volume growth is now expected to be broadly in line with the market this year. Loan and deposit product margins overall are stable despite intense competition while mortgage margins are reducing in line with expectations.

Our high potential wealth management business is gaining momentum. Within this area, our joint venture in life and pensions with Aviva/Hibernian has been well integrated and in recent months there has been a notable increase in customer demand and sales through our franchise, particularly in higher margin products.


CAPITAL MARKETS DIVISION

The sustainable nature of this division will be underlined again this year by its strong performance, further extending its long record of unbroken profit growth. Performance will be led by Corporate Banking which now comprises almost two thirds of the division's profit. The customer loan book is targeted to increase by around 15% in highly liquid corporate markets. There is an abundance of lending opportunities, particularly for our international specialist franchises, although we are vigilant in choosing those opportunities which meet strict criteria for risk adjusted return on capital. This disciplined approach to optimising returns is also applied to our existing portfolios.

In Global Treasury, performance is broadly in line with expectations. Our customer service business is a highlight this year and this unit also provides significant input to relationship management initiatives across our banking franchises.

In Investment Banking, performance is very good and well spread across the business units.


UK DIVISION

A high level of growth will be achieved again this year. We are targeting both loans and deposits to increase by around 20%.

In Great Britain we continue to grow our business in robust mid corporate banking sectors. Our long established reputation for delivering outstanding service was recently recognised again by the business community. In a comprehensive survey carried out every two years by the Forum of Private Business, we retained our position of "Britain's Best Business Bank" - the seventh consecutive occasion that we have been voted No. 1. In Northern Ireland growth is being achieved through a combination of a good performance in business banking, a refreshed product suite in the personal market and further efficiency gains.

In both markets we are responding to customer demand by extending our product range and delivery channels. We are developing a wealth management business as a natural, complementary extension to our proven success in business and corporate banking. We continue to invest in the consistent addition of high quality people, improved locations and systems to sustain our growth.


POLAND DIVISION

Significant progress is being made in Poland where well spread, buoyant customer demand is a feature of our business. Anticipated loan growth of close to 20% reflects increases across all key business and personal portfolios.

We are distributing to target markets through our corporate centres, branches and external channels. This segmented approach together with the use of sophisticated credit techniques by skilled, experienced people enables us grow without compromising asset quality. Customer deposits are expected to increase by around 8%. In the overall savings market our No. 1 ranked investment performance will be reflected by exceptional growth in funds under management and our leading stockbroking business will be a further source of strong income growth this year.


M&T BANK CORPORATION

M&T continues to outperform in a difficult trading environment. This was evident again in the above market consensus results for the first 9 months of 2006. A clear focus on efficiency with income growing faster than costs was complemented by very solid asset quality.


MARGINS

Currently there are 3 principal causes of reduction in our net interest margin. In order of effect these are 1) loans growing faster than deposits 2) re-investment of customer account funds and 3) business mix and competition. In the cases of 1) and 2) the negative effects are beginning to moderate. In the case of 3) the effect is broadly unchanged. This year we expect our net interest margin to reduce by close to 20 basis points.


NON INTEREST INCOME

An increase of around 14% is targeted for 2006. Key growth areas include Polish asset management and brokerage services, customer treasury services, Irish cardholder activity, investment and protection and general insurance fees.


COSTS

Cost growth is expected to be 12-13%, which is above trend but driven by buoyant business growth. It also reflects our accelerated commitment to invest heavily in our people, systems and locations so that we can sustain long term profitable growth and meet all our regulatory requirements. As indicated earlier in this update income is expected to grow at a rate of more than 3% greater than costs this year.


ASSET QUALITY

Credit quality remains strong in all our markets. This year we expect the bad debt charge to be around 13 basis points of average loans, broadly in line with previous guidance. This is higher than the charge (3 bps) incurred at the interim stage, reflecting the anticipated lower level of recoveries and writebacks rather than any material deterioration in the loan book.


NOTE

Group results for the year ending 31st December 2006 will be announced on 6th March 2007.


                                     -ENDS-


For further information please contact:
Alan Kelly                                        Catherine Burke
General Manager, Group Finance                    Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  7th DECEMBER 2006                        By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.